Exhibit (a)(1)(I)

WebMD Health Corp. 395 Hudson Street 3rd Floor New York, NY 10011 212.624.3700 Phone

Important Notice Concerning Your Rights
Under The WebMD 401(k) Savings Plan

August 7, 2017

RE: Blackout Period Under The WebMD 401(k) Savings Plan

Dear Plan Participant or Beneficiary:

This notice (“Notice”) is being provided to you pursuant to Section 101(i) of the Employee Retirement Income Security Act of 1974, as amended. This is an important notice about your accounts under the WebMD 401(k) Savings Plan (the “Plan”). Prompt action on your part may be necessary, so you are encouraged to read this notice carefully.

On July 24, 2017, WebMD Health Corp. (“WebMD”) announced that WebMD and Diagnosis Merger Sub, Inc. (the “Purchaser”), an affiliate of Internet Brands and KKR portfolio company, have entered into a definitive agreement (the “Agreement”) in which the Purchaser will acquire WebMD (the “Transaction”). In connection with the Transaction, the Purchaser is commencing a tender offer (the “Offer”) to purchase all outstanding shares of WebMD (the “Shares”), including the Shares held under the Plan. You will receive a separate communication with additional information about the tender offer. If your Plan account is not (and will not be) invested in the WebMD stock fund (the “WebMD Stock Fund”), you may disregard this Notice.

As a result of these events, for the period beginning at 4 p.m. Eastern Time on Thursday, August 31, 2017, you will be unable to obtain a distribution or loan from your Plan account investments in the WebMD Stock Fund, and all other transactions relating to the WebMD Stock Fund will be prohibited effective at 4 p.m. Eastern Time on Friday, September 1, 2017, unless the Agreement is terminated. This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a “Blackout Period.” The Blackout Period will last until all processing related to the Transaction has been completed, which is expected to be completed the week of September 18, 2017. In the event that the Offer is extended, the Blackout Period will, if administratively feasible, be temporarily lifted until three business days prior to a new offer period, at which time a new Blackout Period would commence. You will be provided another notice in the event a new Blackout Period is necessary. During this time, you can determine whether the Blackout Period has started or ended by contacting Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan, at (800) 835-5097.

Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning, as well as your overall financial plan. During the Blackout Period, you will be unable to direct or diversify any assets held by your Plan account in the WebMD Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify your Plan account investments in the WebMD Stock Fund during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of such stocks from your account during the Blackout Period. You should understand the tax consequences of any withdrawal or loan from the Plan and should consult your personal tax advisor if you have any questions regarding your personal tax situation.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the Blackout Period on your retirement and financial plans. However, due to the necessary coordination of the tender offer with the administration of the Plan, this Notice could not be furnished 30 days in advance of the start of the Blackout Period. This Notice is being provided as soon as reasonably possible under the circumstances.

If you have any questions concerning this Notice, you should contact Fidelity at (800) 835-5097.

If you received this Notice by electronic means, you have the right to receive a written Notice and may request a copy of this Notice on a written paper document at no charge by contacting Fidelity at (800) 835-5097.

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